EduLink, Inc.
1122 Coney Island Avenue Suite 210
Brooklyn, NY 11230
(718) 947-1100
(718) 228-8987 Fax

August 18, 2006

VIA FAX (202)772-9368
AND EDGAR

Robert S. Littlepage
Accountant Branch Chief
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Edulink, Inc.
Item 4.01 Form 8-K Filed August 14, 2006
File No. 000-29953

Dear Mr. Littlepage:

We are in receipt of your comment letter dated August 15, 2006 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Form 8-K/A.

1.
We note that you filed your Form 8-K under Item 4.01 however you do not appear to have provided any of the disclosures required under that item. Please revise your Form 8-K to provide disclosure required under Item 4.01, including an Exhibit 16 letter from your former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

Our third party Edgar filer inadvertently selected Item 4.01, which was not applicable nor was it included in the Form 8-K. Therefore, we have included the following Explanatory Note in our Form 8-K/A:

In our original Form 8-K filed on August 14, 2006, the third party filer inadvertently selected Items 3.02 and 4.01, which were not applicable to this Form 8-K, nor were they included herein.

2.	We also note that the signature page of your report refers to Mega Media Group, Inc. Please revise.

We have revised the signature page to refer to Edulink, Inc.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EDULINK, INC.

By:	/s/ Aleksandr Shvarts
ALEKSANDR SHVARTS
Chief Executive Officer